SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                        TO RULE 13a-16 OR 15D-16 UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2003

                                LANOPTICS LTD.
                (Translation of registrant's name into English)

                               1 HATAMAR STREET
                                  P.O.B. 527
                                 YOKNEAM 20692
                                    ISRAEL
                   (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|                          Form 40-F ___


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ___                                No  |X|

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                               TABLE OF CONTENTS

Information Furnished

Signature

Exhibit Index

Exhibit 99.1 - Press Release dated July 31, 2003.

                             INFORMATION FURNISHED

On July 31, 2003, LanOptics Ltd. issued a press release announcing its financial performance, including earnings for its fiscal second quarter ended June 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             LANOPTICS LTD.


                                             By:    /s/ Dror Israel
                                                   ---------------------------
                                             Name:   Dror Israel
                                             Title:  Chief Financial Officer

Dated: July 31, 2003


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                                 EXHIBIT INDEX

  EXHIBIT NUMBER        DESCRIPTION

        99.1            Press Release of LanOptics Ltd. dated July 31, 2003.

Exhibit 99.1 - Press Release

CONTACT:
       DROR ISRAEL, CFO
       LANOPTICS LTD.  ISRAEL
       ++972-4-959 6666
       E.MAIL: DROR@LANOPTICS.CO.IL

FOR IMMEDIATE RELEASE

                LANOPTICS ANNOUNCES 2003 SECOND QUARTER RESULTS

      YOKNEAM, ISRAEL, July 31, 2003 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the second quarter ended June 30, 2003.

      For the three months ended June 30, 2003, LanOptics reported revenues of U.S.$ 423,000 versus U.S.$ 85,000 in the second quarter of 2002. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to U.S.$ 2,906,000, versus U.S.$ 2,657,000 in the second quarter of 2002. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and there were also significant expenses relating to the marketing of the Company's current products. Net loss from continuing operations for the second quarter was U.S.$ 819,000, a loss of U.S.$ 0.10 per share, compared to net loss from continuing operations of U.S.$ 287,000, or U.S.$ 0.04 per share, for the same period last year. Net loss for the second quarter was U.S.$ 819,000, or U.S.$ 0.10 per share, compared to year-earlier loss for the comparable period of U.S.$ 251,000, or U.S.$ 0.03 per share.

      For the six months ended June 30, 2003, LanOptics reported revenues of U.S.$ 729,000, compared with U.S.$ 85,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the six months amounted to U.S.$ 5,577,000, versus U.S.$ 5,371,000 in the same period last year. Net loss from continuing operations for the six months was U.S.$ 1,585,000, a loss of U.S.$ 0.19 per share, compared to net loss from continuing operations of U.S.$ 551,000 or U.S.$ 0.08 per share for the same period last year. Net loss for the six months was U.S.$ 1,585,000, or U.S.$ 0.19 per share, compared to year-earlier loss for the comparable period of U.S.$ 487,000, or U.S.$ 0.07 per share.

      Revenues from LanOptics' legacy networking operations have become immaterial. As a result, the related assets, liabilities and results of operations for all periods are presented as "discontinued operations".

      The consolidated financial statements of LanOptics conform to accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (U.S.
GAAP). The main difference relates to the accounting for preferred stock of a subsidiary. As a result, the net loss for the six month period ended June 30, 2003, and deficiency in shareholders' equity as of that date in accordance with U.S. GAAP were U.S.$ 5,429,000 and U.S.$ 12,782,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of U.S.$ 1,585,000 and U.S.$ 6,427,000, respectively.

      "We derive all of our revenues from EZchip design wins," said Dr. Meir Burstin, Chairman of the Board. "This means that customers are purchasing sample products and development kits in order to perform the development work necessary to integrate our products into the customers' future telecommunications product offerings. Our first customers are now completing their product development and moving to field trials with systems based on EZchip's NP-1 network processor. Assuming these field trials are successful, our customers expect to move into volume production, which we estimate will begin late this year or early next year. Our customers' shift to volume production will translate into more meaningful revenues for LanOptics. The exact timing, speed and volume of the ramp up will depend on market acceptance of our customers' products and on the pace of the recovery in the telecommunications market generally."

      LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible seven-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

      For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com

      "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2003 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.


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
                                                 LanOptics LTD.

                                        Consolidated Statement of Income

                                                          (U.S. Dollars in thousands, except per share amounts)

                                                            Three Months Ended            Six Months Ended
                                                                  June 30                     June 30
                                                         --------------------------  ---------------------------
                                                                 2003         2002           2003          2002

Sales                                                             423           85            729            85
Cost of Sales                                                     149           33            259            33
Amortization of Developed Technology                               71           --            142            --
                                                         ------------- ------------  ------------- -------------
Gross Profit                                                      203           52            328            52

Research & Development Cost                                     2,028        1,965          3,816         3,927
Selling, General & Administration, net                          1,081          744          2,089         1,496
                                                         ------------- ------------  ------------- -------------
Operating Loss                                                 (2,906)      (2,657)        (5,577)       (5,371)

Financial Income, net                                              15          237             61           506
                                                         ------------- ------------  ------------- -------------

Loss Before Minority Interest                                  (2,891)      (2,420)        (5,516)       (4,865)

Minority Interest in Loss of Subsidiaries                       2,072        2,133          3,931         4,314

                                                         ------------- ------------  ------------- -------------
Net Loss from continuing Operations                              (819)        (287)        (1,585)         (551)
Income from Discontinued Operation                                              36                           64

                                                         ------------- ------------  ------------- -------------
Net Loss                                                         (819)        (251)        (1,585)         (487)
                                                         ============= ============  ============= =============

Basic and Diluted net Earnings/(Losses) per Share
(U.S. Dollars)
From Continuing Operations                                      (0.10)       (0.04)         (0.19)        (0.08)
From Discontinuing Operations                                      --         0.01             --          0.01
                                                         ------------- ------------  ------------- -------------
Basic and Diluted net Losses per Share                          (0.10)       (0.03)         (0.19)        (0.07)

Weighted Average Number of Shares Used in Computing
Basic and Diluted net Losses per Share                      8,503,285    7,350,027      8,502,254     7,350,027
                                                         ------------- ------------  ------------- -------------


                                                                       - more -                    - more -

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
                                              LanOptics LTD.
                                        Consolidated Balance Sheet

                                       (U.S. Dollars in thousands)

                                                                         June 30,               December
                                                                           2003                 31, 2002
                                                                      ---------------         -------------
ASSETS

CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities                                18,746                10,680
Trade Receivable                                                                 228                   362
Other Receivables                                                                403                   532
Inventories                                                                      373                   377
                                                                      ---------------         -------------
Total Current Assets                                                          19,750                11,951

LONG-TERM INVESTMENTS:
Prepaid Development and Production costs, Net                                    661                   777
Severance pay fund                                                             1,159                   939
                                                                      ---------------         -------------
Total Long-Term Investments                                                    1,820                 1,716

PROPERTY & EQUIPMENT, NET                                                        721                 1,021

OTHER ASSETS, NET:
Technology, Net                                                                1,176                 1,318
Goodwill, Net                                                                  1,491                 1,574
                                                                      ---------------         -------------
Total Other Assets                                                             2,667                 2,892

                                                                      ---------------         -------------
TOTAL ASSETS                                                                  24,958                17,580
                                                                      ===============         =============



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables                                                                   619                   506
Other Payables and Accrued Expenses                                            2,406                 2,296
                                                                      ---------------         -------------
Total Current Liabilities                                                      3,025                 2,802

LONG-TERM LIABILITIES:
Accrued Severance Pay                                                          1,452                 1,196
Long Term Debt                                                                 1,339
                                                                      ---------------         -------------
Total Long-Term Liabilities                                                    2,791                 1,196

TOTAL LIABILITIES ATRIBUTED TO DISCONTINUED OPERATIONS                           117                   214

PREFERRED SHARES IN A SUBSIDIARY                                              12,598                 5,567

SHAREHOLDERS' EQUITY:
Share Capital                                                                     60                    60
Additional Paid-in capital                                                    33,954                33,743
Accumulated Deficit                                                          (27,587)              (26,002)
                                                                      ---------------         -------------
Total Shareholders' Equity                                                     6,427                 7,801

                                                                      ---------------         -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    24,958                17,580
                                                                      ===============         =============

